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AN INTRODUCTION TO
CLAYMORE MACROSHARES

         A new investment vehicle that tracks the performance of a benchmark price without holding the asset being tracked.

         Claymore MACROshares Tradeable Shares are pairs of exchange-traded securities that trade separately and, respectively, track the movement of a benchmark price.

         o The patented structure enables investors to gain exposure to liquid and illiquid asset categories.

         o While tracking the benchmark price, Claymore MACROshares never directly own the asset being tracked.

         o Shareholders have the potential to receive quarterly income distributions.


MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Paired Trusts, has filed registration statements (including prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in those registration statements and other documents the issuers have filed with the SEC for more complete information about the issuers and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offerings will arrange to send you the prospectuses if you request it by calling toll free (800) 345-7999. You may also request a copy of the prospectuses by accessing the Claymore MACROshares website at www.claymoremacroshares.com.




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CLAYMORE MACROSHARES -- THE NEXT GENERATION OF EXCHANGE-TRADED SECURITIES

We consider Claymore MACROshares Tradeable Shares to be the next generation of exchange-traded securities. They are designed to offer intraday liquidity and flexibility. Claymore MACROshares may also provide diversification in a larger portfolio. Additionally, Claymore MACROshares offer a unique structure that is designed to track a benchmark price efficiently and may distribute quarterly income payments to shareholders. The table below highlights the features of Claymore MACROshares.

THE BASICS OF CLAYMORE MACROSHARES

TRACK "DIFFICULT-TO-ACCESS" ASSETS       Claymore MACROshares are designed to
                                         track the performance of assets that
                                         are not generally liquid or are
                                         relatively inaccessible for typical
                                         retail investors.

POTENTIAL QUARTERLY INCOME               Shareholders may receive quarterly
                                         payments from the interest earned on
                                         the Treasuries and repurchase
                                         agreements held in the Trust.

ISSUE 1099 FORMS AND TAX INFORMATION
LETTER Each calendar year, shareholders will receive a tax information letter from the Tradeable Trust and are expected to receive 1099 Forms from their broker/dealer.

ISSUED AS A PAIR OF SECURITIES --
UP AND DOWN                              Claymore MACROshares Holding Trusts
                                         are pairs of securities that invest
                                         substantially in short-term U.S.
                                         Treasuries and repurchase agreements
                                         to collateralize obligations to one
                                         another that fluctuate based on
                                         changes in an index relative to a
                                         benchmark price.

DESIGNED FOR BULLISH AND BEARISH
INVESTORS                                The structure is designed to meet the
                                         needs of investors who are bullish on
                                         the benchmark price and, separately,
                                         investors who are bearish on the
                                         benchmark price.

ASSETS PLEDGED BETWEEN THE TRUSTS        Assets are pledged between the
                                         MACROshares Up and MACROshares Down
                                         Holding Trusts to reflect changes in
                                         the applicable benchmark price.

LISTED ON THE AMERICAN STOCK EXCHANGE    Claymore MACROshares Up and Claymore
                                         MACROshares Down Tradeable Shares
                                         trade separately from one another on
                                         the AMEX.

INVEST PRIMARILY IN SHORT-TERM
U.S. TREASURIES                          Claymore MACROshares Holding Trusts
                                         invest primarily in short-term U.S.
                                         Treasuries and may also invest in
                                         short-term repurchase agreements that
                                         are collateralized by U.S. Treasury
                                         securities. The maximum maturity of
                                         the securities held is 90 days.

MATURITY DATE                            Claymore MACROshares have a maturity
                                         of approximately 20 years from their
                                         inception date. Under certain
                                         conditions Claymore MACROshares may
                                         terminate prior to the maturity date.

The assets of any Claymore MACROshares Tradeable Trust will consist of shares issued by a corresponding Claymore MACROshares Holding Trust (the "Holding Trust"). Assets of the Holding Trust will consist, in part, of an income distribution agreement and settlement contracts based on a specified benchmark price entered into with an inverse Claymore MACROshares Holding Trust. One Holding Trust is entitled to receive payments for positive changes in the index relative to the benchmark price and the other Holding Trust is entitled to receive payments for negative changes in the index relative to the benchmark price. The Holding Trusts will hold Treasuries and collateralized repurchase agreements ("treasuries") to secure their respective obligations to one another under the income distribution agreement and settlement contracts. Each Holding Trust will have an "underlying value" that will represent its entitlement on each day to the assets of the Holding Trusts depending upon the price of the applicable benchmark price on that day. If the benchmark price rises above its starting level, the underlying value of the Holding Trust entitled to receive payments for positive changes in the benchmark price will increase to include all of its assets plus a portion of the assets (including the interest that accrues thereon) of the other Holding Trust. Conversely, if the benchmark price falls below its starting level, the underlying value of the Holding Trust entitled to receive payments for negative changes in the benchmark price will increase to include all of its assets plus a portion of the assets (including the interest that accrues thereon) of the other Holding Trust. The market price of shares of the Claymore MACROshares Tradeable Trust may diverge from the underlying value of its corresponding Claymore MACROshares Holding Trust. Investors may not be able to realize the underlying value when they liquidate their investment due to this divergence.

HOW DO CLAYMORE MACROSHARES WORK?


The Claymore MACROshares structure invests in short-term U.S. Treasuries and short-term collateralized repurchase agreements ("treasuries") through income distribution agreements and settlement contracts. MACROshares seek to efficiently deliver the price performance of a selected benchmark.

    o The MACROshares process permits the Paired Trusts to pledge their respective assets and income thereon to one another in direct proportion to the price changes in the benchmark price. This process delivers performance of the index, either positive or negative, to the MACROshares investor.

    o MACROshares make it possible for investors to gain exposure to an asset without direct ownership of the asset and without customary counterparty risk.

    o This innovative product design permits investors to add diversity to their current asset allocation models which may enhance performance and potentially reduce their overall portfolio risks.

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This hypothetical is for illustrative purposes only and does not reflect the performance of any Claymore MACROshares Tradeable Trust. For purposes of this hypothetical, an applicable reference price of $60 was used as the starting point when determining the hypothetical price movements in this chart. The income generated by U.S. Treasuries and short-term collateralized repurchase agreements ("treasuries") held in the portfolio was not considered. The net income on the treasuries accrues daily, and is allocated among the Holding Trusts based on the underlying value of the benchmark price being tracked. Except in a market where the index of the benchmark price being tracked remains unchanged, it is virtually impossible to predict the exact amount of income an investor would receive from Holding Trusts' investments in the treasuries. The yield on the treasuries can vary, up or down. If the yield on the treasuries is not sufficient enough to either cover the Trust expenses or match the expenses, a portion of the principal value will be used to pay the expenses of the Trust.

FREQUENTLY ASKED QUESTIONS ABOUT CLAYMORE MACROSHARES TRADEABLE TRUSTS

HOW DO CLAYMORE MACROSHARES TRADE?       Claymore MACROshares are listed on the
                                         American Stock Exchange ("AMEX") and
                                         are expected to trade daily.

WHAT ARE SOME OF THE FEATURES OF
CLAYMORE MACROSHARES?                    We consider Claymore MACROshares to be
                                         the next generation of exchange-traded
                                         securities. Claymore MACROshares are
                                         designed to offer intraday liquidity
                                         and flexibility. Claymore MACROshares
                                         may also provide diversification in a
                                         larger portfolio. Additionally,
                                         Claymore MACROshares offer a unique
                                         structure that is designed to track an
                                         index of the benchmark price and may
                                         distribute quarterly payments to
                                         shareholders.

HOW DO ASSETS FLOW BETWEEN THE
TWO TRUSTS?                              The paired trust structure permits the
                                         pledging (through multiple forward
                                         contracts, which are called
                                         "settlement contracts") of short-term
                                         U.S. Treasuries and short-term
                                         collateralized repurchase agreements
                                         along with accrued income between the
                                         MACROshares Up and MACROshares Down
                                         Holding Trusts. The settlement
                                         contracts provide a mechanism for
                                         pledging, but not transferring, assets
                                         until the portfolios' maturity or a
                                         redemption of interests in the
                                         portfolios.

HOW CLOSELY WILL CLAYMORE
MACROSHARES TRACK A BENCHMARK PRICE?     Claymore MACROshares seek to offer
                                         efficient tracking of the price
                                         performance of a benchmark price.
                                         Investor demand may cause either
                                         Claymore MACROshares Trust to trade at
                                         a premium or discount to the Trust's
                                         underlying value, but the daily
                                         redemption and creation process of the
                                         paired Claymore MACROshares Holding
                                         Trust is expected to mitigate these
                                         pricing dispersion issues.

HOW CAN CLAYMORE MACROSHARES BE
USED TO LIMIT RISK?                      Claymore MACROshares can be used to
                                         help investors gain or reduce current
                                         exposure to an asset through an
                                         investment in either the Claymore
                                         MACROshares Up or Claymore MACROshares
                                         Down Trusts.

WHAT IS THE EXPENSE RATIO OF
CLAYMORE MACROSHARES TRUSTS?             Each Claymore MACROshares Trust uses
                                         the same design to deliver the
                                         performance to investors, but the
                                         expense ratio of each Claymore
                                         MACROshares product may be different.
                                         Please refer to the applicable
                                         Claymore MACROshares prospectus for
                                         more details.

WHAT IS THE TAX TREATMENT OF
CLAYMORE MACROSHARES?                    Income derived from U.S. Treasuries
                                         and distributed to holders of Claymore
                                         MACROshares is generally expected to
                                         be exempt from state and local income
                                         tax. For investors who hold Claymore
                                         MACROshares as capital assets, gains
                                         or losses on sales of shares are
                                         treated as capital gains or losses,
                                         with long-term capital gains treatment
                                         potentially available. Shareholders
                                         will receive a tax information letter
                                         from the Tradeable Trust and are
                                         expected to receive 1099 Forms from
                                         their broker/dealer.

                                         Investors are hereby notified that:
                                         (A) any discussion of federal tax
                                         issues in this guide is not intended
                                         or written to be relied upon, and
                                         cannot be relied upon, by investors
                                         for the purpose of avoiding penalties
                                         that may be imposed on investors under
                                         the Internal Revenue Code: (B) such
                                         discussion is being used in connection
                                         with the promotion or marketing by the
                                         issuer of the transactions or matters
                                         addressed herein; and (C) investors
                                         should seek advice on their particular
                                         circumstances from an independent
                                         advisor.




CLAYMORE MACROSHARES -- ACCESS TO INNOVATION

Claymore MACROshares are an innovative type of investment product that seeks to provide investors the benefit of realizing the price performance of an asset without directly owning the asset. Claymore MACROshares offer a unique way to track "difficult-to-access" assets and will typically provide portfolio diversification through exposure to those assets that have historically had a low correlation to traditional investments such as stocks and bonds.

     CLAYMORE SECURITIES, INC.
     Claymore Securities, Inc. is the administrative agent and marketing agent for Claymore MACROshares. Claymore is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management, servicing or distribution on $15 billion in assets through closed-end funds, unit investment trusts, mutual funds, separately managed accounts and exchange-traded funds.

     We believe it is important to offer timely investment solutions and strive to bring you best-in-class asset managers and index providers. With our team of well-trained, service-oriented individuals, we vow to offer world-class support of our investment solutions from thought to aftermarket. By listening and quickly responding to the feedback we receive from financial advisors, we believe we can make their efforts in assisting their valued clients easier and more beneficial.

     MACROMARKETS LLC
     MacroMarkets is a provider of intellectual property and has conceived and designed the structure of Claymore MACROshares. The firm holds multiple patents for MACROS(R) -- a novel securities structure that can be applied to any asset class that can be reliably indexed. The firm's principal focus is to cultivate new markets which facilitate investment and risk management via innovative financial instruments. Macro Financial, LLC is a broker dealer and is a wholly owned subsidiary of MacroMarkets.


HOW TO PURCHASE CLAYMORE MACROSHARES

Claymore MACROshares are available to both individual retail investors and institutional investors.

     o Retail Investors. Claymore MACROshares Tradeable Shares are listed on the American Stock Exchange ("AMEX"). They can be purchased through most brokerage accounts and can be bought and sold throughout the day. Similar to stocks, investors buying or selling Claymore MACROshares on an exchange may incur brokerage costs and other transactional fees. Shares of Claymore MACROshares may fluctuate in price due to daily changes in the benchmark and investor demand.

     o Institutional Investors. Claymore MACROshares Holding Shares* accept and redeem shares at NAV only in large blocks of 50,000 shares (each block of 50,000 shares is called a "MACRO Unit") or multiples thereof. Only broker-dealers or large institutional investors with creation and redemption agreements, called Authorized Participants, can purchase or redeem these MACRO Units.

*The assets of any Claymore MACROshares Tradeable Trust will consist of shares issued by a corresponding Claymore MACROshares Holding Trust (the "Holding Trust"). Assets of the Holding Trust will consist, in part, of an income distribution agreement and settlement contracts based on a specified benchmark price entered into with an inverse Claymore MACROshares Holding Trust that tracks the inverse movement of the benchmark price. One Holding Trust is entitled to receive payments for positive changes in the index relative to the benchmark price and the other Holding Trust is entitled to receive payments for negative changes in the index relative to the benchmark price.

Claymore Securities, Inc. will act as the administrative and marketing agent for the Trusts. The depositor of the Trusts, Macro Securities Depositor, LLC is jointly owned by Claymore Group Inc., the parent company of Claymore Securities, Inc. and MacroMarkets LLC whose subsidiary, Macro Financial, LLC also will act as marketing agent for the Trusts. Other than through joint ownership of the depositor, there is no affiliation between Claymore and MacroMarkets.

RISK CONSIDERATIONS

An investment in a Claymore MACROshares Trust involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a Claymore MACROshares Tradeable Trust ("Tradeable Trust").

Claymore MACROshares Holding Trusts intend to offer shares continuously, through Authorized Participants, at the applicable benchmark price at inception of the Trust. Claymore MACROshares Holding Shares may be converted to Claymore MACROshares Tradeable Shares, which can be bought and sold on the AMEX.

There is no guarantee that a market for any Claymore MACROshares Trust will develop.

Fluctuations in the underlying value of a Claymore MACROshares Holding Trust ("Holding Trust") and other factors may affect the market price of your Claymore MACROshares investment.

An investment in a Tradeable Trust will not resemble a direct investment in the asset being tracked.

Claymore MACROshares Holding Trusts will make distributions to Claymore MACROshares Tradeable Shares ("Tradeable Shares") solely from assets deposited and net income earned in the paired Holding Trusts.

Claymore MACROshares Tradeable Trusts will make distributions on Tradeable Shares solely from the funds received from their linked Holding Trust.

Income on the U.S. Treasuries and repurchase agreements ("treasuries") may be insufficient to make quarterly distributions.

Claymore MACROshares Holding Trusts may incur losses in connection with treasuries delivered upon the default of repurchase agreement counterparty.

The return on your Claymore MACROshares investment is uncertain.

The price of the asset being tracked by a Tradeable Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark price. A substitute price may be used as the Applicable Reference Price of the benchmark asset.

The Holding Trusts and Tradeable Trusts are not regulated as a commodity pool. Claymore MACROshares Trusts are not regulated by the Commodity Futures Trading Commission.

The treasuries held by a Holding Trust must mature prior to each distribution date. Distribution dates will occur quarterly and, on these dates, the Holding Trust must reinvest the proceeds of the matured treasuries in new treasuries that may be trading at a discount or may earn interest at a stated rate, in each case, based on the yield rates prevailing at the time of reinvestment. If interest rates decline, the interest income realized by the Holding Trust and the Tradeable Trust will decline, and the aggregate amount of quarterly distributions made by the Holding Trust and Tradeable Trust will decline as well. In addition, the Holding Trust will be required to hold its Treasuries to maturity, so if interest rates increase or the Treasuries are being sold at higher discounts at any time during the period between distribution dates, investors will not be able to benefit from these changes until the next distribution date. As a result, the Holding Trusts and the Tradeable Trusts are exposed to interest-rate risk on the Treasuries.

Redemption and creation orders are subject to postponement, suspension or rejection in certain circumstances.

The Holding Trust and the Tradeable Trust must pay all of their own fees and expenses on each distribution date. The Trustee, at the direction of the administrative agent, must reinvest, on behalf of the Holding Trust and the Tradeable Trust, an amount equal to the aggregate par amount of the Holding Trust and the Tradeable Trusts' respective shares in treasuries on each distribution date, if that amount is available to be reinvested out of the Holding Trust and the Tradeable Trusts' proceeds on that date. If less than that amount is available the resulting deficiency must be made up on subsequent distribution dates out of income available on those dates, if any, which will result in less income being distributed to investors as quarterly distributions on those dates. If prevailing interest rates remain low for an extended period of time, less income will be available to pay fees and expenses and, as a result, little or no quarterly distributions may be made and passed through by the Holding Trust and the Tradeable Trust.

For individuals and non-corporate investors, it is likely that the Claymore MACROshares will generate phantom income.

If a Holding Trust were to be treated as a corporation for United States federal income tax purposes, your distributions would be reduced.

If a Holding Trust were determined not to qualify as a securitization partnership, and the Holding Trust was to have built-in losses at the time you transfer your shares, the value of your shares could be affected.

Claymore Securities, Inc. and its affiliates and MacroMarkets LLC do not provide tax advice. Investors are urged to consult their tax advisor to fully understand the tax implications associated with an investment in any Claymore MACROshares Tradeable Trust.

Claymore Securities, Inc. will act as the administrative and marketing agent for the Trusts. The depositor of the Trusts, MACRO Securities Depositor, LLC is jointly owned by Claymore Group Inc., the parent company of Claymore Securities, Inc. and MACROMarkets LLC whose subsidiary, MACRO Financial LLC also will act as marketing agent for the Trusts. Other than through joint ownership of the depositor, there is no affiliation between Claymore and MACRO Markets.

This material must be preceded or accompanied by a prospectus. Investors should consider the investment objectives and policies, risk considerations, charges and ongoing expenses of the Trusts carefully before they invest. The prospectus contains this and other information relevant to an investment in the Trusts. Please read the prospectus carefully before you invest or send money. For this and more information, please contact a securities representative or Claymore Securities, Inc.


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